RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

November 17, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated October 24, 2023

Ladies and Gentlemen:

This letter responds to the comments made to RocketFuel Blockchain, Inc. (“we” or the “Company”) in your letter of October 24, 2023 regarding the Company’s Current Report on Form 8-K filed with the Commission on April 26, 2023 (the “8-K”). The numbered paragraphs below correspond to the numbered comments in your letter.

1. We have revised the fifth paragraph of the 8-K to refer to the Company’s two most recent fiscal years as well as the subsequent interim period.

2. We have obtained a revised letter from our former independent accountant, Prager Metis CPAs, LLC that refers to the disclosures in Item 4.02 as well as Item 4.01.

We have attached a copy of the Form 8-K/A that we are filing today to reflect the foregoing changes.

Please let me know if you have any additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer